UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Edie Kurniawan ---------------------------------------------------- (Signature) Edie Kurniawan SVP Corporate Secretary

ANNOUNCEMENT OF SUMMARY OF MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS FOR YEAR 2026 PT TELKOM INDONESIA (PERSERO) Tbk Tel.90/LP 000/COP-M0000000/2026

The Board of Directors of Perusahaan Perseroan (PERSERO) PT Telekomunikasi Indonesia Tbk (hereinafter referred as the “Company”), hereby announces that the Company has convened the Extraordinary General Meeting of Shareholders for Year 2026 (“Meeting”) on:

Day/Date	:	Wednesday, September 30, 2026
Time	:	16.45 up to 17.22 Western Indonesia Time
Venue	:	Online through the Electronic General Meeting System KSEI (“eASY.KSEI”)
Meeting Link	:	https://akses.ksei.co.id provided by KSEI

The Meeting was attended by members of the Board of Commissioners and the Board of Directors of the Company, namely:

BOARD OF COMMISSIONERS:

•	Mrs. IRA NOVIARTI – Independent Commissioner;
•	Mr. RIZAL MALARANGENG – Commissioner;
•	Mr. OSSY DERMAWAN – Commissioner;
•	Mr. ANTHONY LEONG – Independent Commissioner;
•	Mr. DESWANDHY AGUSMAN – Independent Commissioner;
•	Mrs. ROFIKOH ROKHIM – Independent Commissioner;
•	Mr. EDWIN HIDAYAT ABDULLAH – Commissioner.

DIRECTORS:

•	Mrs. DIAN SISWARINI – President Director;
•	Mr. FAIZAL ROCHMAD DJOEMADI – Director of IT Digital;
•	Mr. WILLY SAELAN – Director of Human Capital Management;
•	Mr. ARTHUR ANGELO SYAILENDRA – Director of Finance and Risk Management;
•	Mr. NANANG HENDARNO – Director of Network;
•	Mr. SENO SOEMADJI – Director of Strategic Business Development & Portfolio;
•	Mr. BUDI SATRIA DHARMA PURBA – Director of Wholesale & International Service;
•	Mr. ANDY KELANA – Director of Legal & Compliance.

-  Mr. ANGGA RAKA PRABOWO as President Commissioner was absent from the Meeting.

-  Mrs. VERANITA YOSEPHINE as Director of Enterprise & Business Service was absent from the Meeting.

And the holder/proxy of Series A Dwiwarna share and the holders/proxies of Series B Shares who were present and/or represented physically and electronically through eASY.KSEI, collectively representing 86,917,778,519  shares or 88.1689481% of the total number of voting shares issued by the Company as of the date of the Meeting after taking into account the shares repurchased by the Company and recorded as Treasury Stock, amounting to 98,580,940,800 shares, with due regard to the Register of Shareholders at the close of share trading on September 7, 2026.

Accordingly, the quorum requirements for the Meeting have been fulfilled for all Meeting Agendas and are in accordance with:

(a)	Article 26 paragraph (6) letter a of the Company’s Articles of Association and Article 43 letter a of OJK Regulation No. 15/POJK.04/2020 on Planning and Implementation of General Meeting of Shareholders for Public Company (“OJK Regulation No.15/POJK.04/2020”), whereby the Meeting is attended/represented by the holder of the Series A Dwiwarna Share and the other shareholders and/or their lawful proxies collectively representing at least 3/4 (three-quarter) of the total number of shares with valid voting rights;
(b)	Article 26 paragraph (4) letter a of the Company’s Articles of Association, whereby the Meeting is attended/represented by the holder of the Series A Dwiwarna Share and the other shareholders and/or their lawful proxies collectively representing more than 1/2 (one-half) of the total number of shares with valid voting rights; and

The Company has appointed independent parties, which are Notary Titik Krisna Murti Wikaningsih Hastuti, S.H., M.Kn., to record the proceedings of the Meeting, and PT Datindo Entrycom to count and/or validate the votes.

ANNOUNCEMENT OF SUMMARY OF MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS FOR YEAR 2026 PT TELKOM INDONESIA (PERSERO) Tbk Tel.90/LP 000/COP-M0000000/2026

Whereas the Meeting has resolved the following resolutions as set forth in Resume of the Extraordinary General Meeting of Shareholders of PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk, dated September 30, 2026 Number: 63b/IX/2026, made by Notary Titik Krisna Murti Wikaningsih Hastuti, S.H., M.Kn., and its summary is as follows:

First Agenda

Approval of the Company's plan to conduct a Partial Spin-Off of the Wholesale Fiber Connectivity Business (Phase 2) to PT Telkom Infrastruktur Indonesia, a subsidiary whose shares are directly owned by the Company at 99.99% ("Spin-Off"), in compliance with the provisions of Article 89 paragraph (1) and Article 127 paragraph (1) of Law Number 40 of 2007 on Limited Liability Companies as lastly amended by Law Number 6 of 2023 on the Stipulation of Government Regulation in Lieu of Law Number 2 of 2022 on Job Creation into Law in conjunction with Article 26 paragraph (6) of the Company's Articles of Association

Number of Shareholders who Ask Questions	There was no question and response from the shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	277,808,090 shares or 0.3196217%	426,783,977 shares or 0.4910203%	86,213,186,452 shares or 99.1893579%
Resolution

“The Meeting with the majority vote of 86,639,970,429 (99.6803783%) of the total number of votes issued at the Meeting resolved:

1.
To approve the Company’s action to carry out the partial spin-off of the Company’s wholesale fiber connectivity business segment (Phase 2), which forms part of the plan to transfer the entire wholesale fiber connectivity business and assets to PT Telkom Infrastruktur Indonesia, effective upon fulfillment of all applicable requirements in accordance with the prevailing laws and regulations.
2.
To approve the increase in the Company’s capital contribution to PT Telkom Infrastruktur Indonesia, originating from the partial spin-off of the wholesale fiber connectivity business segment (Phase 2) as referred to in Resolution (1), at fair value and in accordance with the applicable laws and regulations.
3.
To approve the spin-off plan.”

Second Agenda	Changes to the Management of the Company
Number of Shareholders who Ask Questions	There was no question and response from the shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	28,998,601,148 shares or 33.3632562%	2,279,794,293 shares or 2.6229321%	55,639,383,078 shares or 64.0138117%
Resolution

“The Meeting with the majority vote of 57,919,177,371 (66.63674%) of the total number of votes issued at the Meeting, resolved:

1.
To honorably dismiss the following persons from their respective positions as members of the Company’s Board of Directors:
1)
President Director : DIAN SISWARINI
2)
Director of IT Digital: FAIZAL ROCHMAD DJOEMADI

each of whom was appointed pursuant to the Resolution of the Annual General Meeting of Shareholders for the 2024 Financial Year dated 27th May 2025, effective as of the closing of

ANNOUNCEMENT OF SUMMARY OF MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS FOR YEAR 2026 PT TELKOM INDONESIA (PERSERO) Tbk Tel.90/LP 000/COP-M0000000/2026

this Meeting, with appreciation and gratitude for the dedication of their time, efforts, and thoughts during their tenure as members of the Company’s Board of Directors.

2.
To reassign the positions of the following members of the Company’s Board of Directors:
1)
NANANG HENDARNO, previously Director of Network, to become President Director;
2)
BUDI SATRIA DHARMA PURBA, previously Director of Wholesale & International Service, to become Director of Network;

each of whom was appointed pursuant to the Resolution of the Annual General Meeting of Shareholders for the 2024 Financial Year dated May 27, 2025 and the Resolution of the Extraordinary General Meeting of Shareholders in 2025 dated December 12, 2025, respectively, with their respective terms of office continuing for the remainder of their respective terms in accordance with the resolutions of the General Meeting of Shareholders by which they were appointed.

3.
To appoint the following persons as members of the Company’s Board of Directors:
1)
Director of Wholesale & International Service: RADITA ALI PUTRA
2)
Director of IT Digital : KHARIM I. G. SIREGAR
4.
The term of office of the members of the Board of Directors appointed as referred to in item 3 shall be for a maximum period until the closing of the 5th (fifth) Annual General Meeting of Shareholders following the date on which this Resolution is adopted, subject to the prevailing laws and regulations in the Capital Markets sector and without prejudice to the right of the General Meeting of Shareholders to dismiss them at any time.
5.
Following the dismissal, reassignment, and appointment of the members of the Company’s Board of Directors as referred to in items 1, 2, and 3, the composition of the Company’s management shall be as follows:
a.
Directors
1)
President Director : NANANG HENDARNO
2)
Director of Enterprise & Business Service : VERANITA YOSEPHINE
3)
Director of Human Capital Management : WILLY SAELAN
4)
Director of IT Digital : KHARIM I. G. SIREGAR
5)
Director of Finance and Risk Management: ARTHUR ANGELO SYAILENDRA
6)
Director of Network : BUDI SATRIA DHARMA PURBA
7)
Director of Strategic Business Development & Portfolio: SENO SOEMADJI
8)
Director of Wholesale & International Service: RADITA ALI PUTRA
9)
Director of Legal & Compliance : ANDY KELANA
b.
Board of Commissioners
1)
President Commissioner : ANGGA RAKA PRABOWO
2)
Commissioner : OSSY DERMAWAN
3)
Commissioner : RIZAL MALARANGENG
4)
Commissioner : EDWIN HIDAYAT ABDULLAH
5)
Independent Commissioner : ROFIKOH ROKHIM
6)
Independent Commissioner : ANTHONY LEONG
7)
Independent Commissioner : DESWANDHY AGUSMAN
8)
Independent Commissioner : IRA NOVIARTI
6.
For the members of the Board of Directors appointed as referred to in item 3 who continue to hold other positions that are prohibited under the prevailing laws and regulations from being concurrently held with a position as a Director of a State-Owned Enterprise, the relevant persons shall resign from or be dismissed from such positions.
7.
To grant power of attorney, with the right of substitution, to the Company’s Board of Directors to state the resolutions adopted at this Extraordinary General Meeting of Shareholders in the form of a Notarial Deed, to appear before a Notary or other authorized official, and to make any adjustments or amendments that may be required by the competent authorities for the purpose of implementing the resolutions of this Meeting.”

ANNOUNCEMENT OF SUMMARY OF MINUTES OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS FOR YEAR 2026 PT TELKOM INDONESIA (PERSERO) Tbk Tel.90/LP 000/COP-M0000000/2026

The announcement of this Summary of Minutes of Meeting is to comply with the provision under Article 49 paragraph (1), Article 51 paragraph (1), paragraph (2), and Article 52 paragraph (1) of Financial Service Authority Regulation Number 15/POJK.04/2020 on the Planning and Holding of General Meeting of Shareholders for Public Company.

Jakarta, October 2, 2026

PT Telkom Indonesia (Persero) Tbk

Board of Directors